EXHIBIT 99.55

Emerald Health Therapeutics Announces Internal Reorganization

Reorganization will cut costs and focus on improving cash flow and differentiated competitive positioning

VANCOUVER, British Columbia, Oct. 30, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) has announced an internal reorganization including the reduction of its workforce and other expenditures. It is at the same time reinforcing its commitment to new product development focused on enhancing the modulation of the body’s endocannabinoid system. These changes are focused on improving cash flow in the near term and the goal of building long term profitability.

“Although such decisions are difficult, we will evolve our strategy, structure, and capabilities as necessary to be able to capitalize on key trends in the changing cannabis sector,” said Dr. Avtar Dhillon, Executive Chairman of the Board and President of Emerald.

As part of the reorganization, Emerald eliminated approximately 20 staff positions yesterday and has reduced its workforce by approximately 65 staff positions, or 33% of its total workforce, since August 1, 2019. The reductions include the departure of Mr. Rob Hill, CFO, and Mr. Sean Rathbone, COO. Ms. Jenn Hepburn, previously Director, Finance, has been appointed Chief Financial Officer and Corporate Secretary, effective immediately. Dr. Avtar Dhillon, currently President and Chairman of Emerald, will cease to be President and will continue as Executive Chairman. Mr. Riaz Bandali, CEO of Emerald, will continue as President and CEO.

The reorganization is not expected to impact Emerald’s cannabis production or its client service. Management expects that the reorganization will enable Emerald to realize material cost savings beginning in the first quarter of 2020. Emerald remains committed to investing in its innovation and new product development activities.

“These actions and the ongoing adjustment and maturing of our strategy are important to Emerald’s development, growth, and enhancing the value of our business. Apart from streamlining our cost structure, we are aiming to position each element of our business to effectively serve a diverse set of consumer needs in the cannabis market in a complimentary manner and focusing each operation on independently growing cash flow,” said Riaz Bandali, CEO of Emerald.

“For example, since legalization, the largest volume of sales in the recreational cannabis marketplace has been for value-oriented products and our most advanced and largest operating asset, our 50%-owned Pure Sunfarms joint venture, is serving this segment of the market. Our two wholly-owned organic and craft operations are now increasing cultivation toward full production to serve the premium part of the market and we look forward to revenue from these independent and complementary facilities beginning in the first quarter. Our natural health product initiative, with its endocannabinoid-modulating capabilities using non-cannabis products, is expanding distribution of its unique wellness-oriented products. Finally, we are continuing with our new product development efforts aimed at combining scientific understanding and innovation with targeted opportunities in the marketplace.”

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis products focused on differentiated, value-added product development for medical and adult-use customers supported by novel intellectual property, large-scale cultivation, extraction, and softgel encapsulation, as well as unique marketing and distribution channels. Its 50%-owned Pure Sunfarms operation in British Columbia, with value-oriented products, is in full production at its first 1.1 million square foot greenhouse operation, Delta 3. Pure Sunfarms’ second 1.1 million square foot greenhouse, Delta 2, is planned to be in full production by the end of 2020. Emerald’s Verdélite 88,000 square foot indoor production facility in Québec is fully-licensed and increasing cultivation of premium, craft cannabis strains. Its Metro Vancouver high-quality organic greenhouse and outdoor operation is expanding production in the first of two 78,000 square foot buildings. Its Emerald Health Naturals joint venture is broadening distribution of its non-cannabis endocannabinoid-supporting product line across Canada. Emerald has contracted for approximately 1,000 acres of hemp annually in 2019 to 2022 with the objective of extracting low-cost CBD. The executive team is highly experienced in life sciences, product development, large-scale agri-business, and marketing.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: financial performance; product development; ability to react to trends in the sector; Emerald's strategic position in the cannabis and non-cannabis market; obtaining required regulatory approvals; production and processing capacity of various facilities; expansion of facilities; receipt of hemp deliveries;; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.